Exhibit 4.9

Guangxi Yuchai Machinery Company Limited

Chief Executive Officer
Employment Contract

This Employment Agreement is made on September 5, 2003 by and between the following two parties:

Guangxi Yuchai Machinery Company Limited, which is a company organized under the laws of the People’s Republic of China (the “PRC”) with Registered Address of Da Niu Wo, Yulin, Guangxi Zhuangzhu Municipality, the PRC (hereafter refer to as the “Company”)

Mr. Wang Jianming, with Personal Identification Number of [452501194609270711] (hereafter refer to as the “Employee”)

In consideration of the respective rights and obligations, the parties hereby agree as follows:

Section One: Employment

     The Company agrees to employ the Employee, Mr. Wang Jianming as the Chief Executive Officer, whereas the Employee agrees to be employed by the Company, with the term of employment as stated in Section 2 of this Agreement, as its Chief Executive Officer with duties and responsibilities as specified in the Articles of Association of the Company or as otherwise determined by the Board of Directors of the Company. Within the employment term, the Employee agrees:

1.	if elected or appointed, to serve as a Director of the Board of Directors of the Company, as well as to serve, as a member of any Committee thereof;

2.	To assist as required by the Company in other duties or tasks within the scope of the Employee’s normal duties hereunder.

Section Two: Term

1.	Term of employment is six years. When the term of employment ends, the parties may agree to extend this Agreement.

2.	The above specified term of employment shall commence on the date of passing the Board of Directors’ Resolution approving Mr. Wang Jianming to be employed by the Company as its Chief Executive Officer.

Section Three: Duties

1.	The Employee shall devote his full business time, attention and best efforts to the affairs of the Company during the term of this Agreement; provided however, that the employee may engage in other activities, such as activities involving professional, charitable, educational, religious and similar types of organizational activities to the extent that such activities do not inhibit or prohibit the performance of the Employee’s duties under this Agreement, or conflict with the business of the Company, its subsidiaries or affiliates.

2.	The Employee shall not, during the term of this Agreement (except with the prior written consent of the Board of Directors of the Company), permit the Employee’s name to be used by, or engage in, or carry on, directly or indirectly, either for the Employee or as a member of a partnership or as a stockholder, investor, officer or director of a corporation or as an employee, agent associate or consultant of any person, partnership or corporation, any business in competition with the business carried on by the Company or any of its subsidiaries or affiliates.

3.	The Employee shall take such necessary steps that are within the Employee’s power, during the term of this Agreement, to ensure that the business of the Company and any of its subsidiaries or affiliates (to the extent of the Company’s control in such affiliates) is conducted in accordance with all applicable laws and regulation of all jurisdictions in which the Company or any of its subsidiaries or affiliates (to the extend of the Company’s control in such affiliates) carry on business.

4.	In addition to the duties and responsibilities set forth in subsections (1), (2) and (3) above, the Employee shall also have the additional duties and responsibilities set forth in the Articles of Association of the Company or as may be specified by the Board of Directors of the Company.

Section Four: Compensation

1.	Basic Monthly Salary

During the term of this Agreement, the Company shall pay to the Employee pre-tax monthly salary of RMB40,000 to compensate for performing the duties of the Chief Executive Officer, payable pursuant to the Company normal payroll practices, effective on the date of passing the Board of Directors’ Resolution approving Mr. Wang Jianming to be employed by the Company as its Chief Executive Officer.

2.	Bonus

The Company will pay to the Employee an incentive bonus in RMB in the amount of 2.5% of the Company audited net after tax profit for each fiscal year concerned ending December 31 (excluding any extraordinary gains) (please clarify the meaning of “any extraordinary gains”, is it means that “net after tax profit” refers to net after tax profit of main operating income, excluding any other operating income, investment income and other incomes?) determined in accordance with (“US GAAP’) on the basis of the Company then independent auditors (which shall be an accounting firm of recognized international standing) (the “Independent Auditors”), subject to the satisfaction of each and all of the following conditions:

(1)	Sales of the Company diesel engines for such fiscal year be equal to or exceed 80% of the Board Approved Budgeted unit sales for the relevant fiscal year, and the Company shall have received written evidence from independent auditors as to the foregoing that is satisfactory to the Board of Directors;

(2)	The Company net after tax profit for such fiscal year determined in accordance with US GAAP on the basis of The Company audited financial statements, as audited by the Independent Auditors, should not be less 80% of the Board Approved Budgeted net profit after tax for the relevant fiscal year;

(3)	The Company’s total accounts receivable before any provision for doubtful and bad debts as at December 31 each year as per the audited accounts as at that date less bank issued trade bills receivable shall be less than the amount equal to four times the average monthly sales of the Company achieved in such fiscal year and the Company’s total accounts receivable from the Second Auto Company (“SAC”) after any provision for doubtful and bad debts as at December 31 each year as per the audited accounts as at that date less bank issued trade bills receivable from SAC shall be less than the amount equal to four times average monthly sales of the Company to SAC in the fiscal year, and the Company shall have received written evidence from independent auditors as to the foregoing that is satisfactory to the Board of Directors;

(4)	The number of the Company employees shall not exceed 5% of the employment budget as determined by the Board of Directors for each fiscal year or otherwise determined by the Board of Directors or other adjustments as approved by the Board of Directors, and the Company shall have received written evidence from independent auditors as to the foregoing that is satisfactory to the Board of Directors; for purposes of this clause (iv), “employees” shall include inactive employees of the Company (e.g., retrenched workers, medically unfit workers, workers in the process of being trained, etc.).

(5)	The Company’s total employment expenses for each fiscal year shall not exceed 5% of the budget or adjusted budget for each fiscal year, and the Company shall have received written evidence as to the foregoing that is satisfactory to the Board of Directors.

(6)	Total non-trade amounts owed by the State Holding Company and its subsidiaries to the Company as at December 31, 2003 shall be reduced to zero, except otherwise determined by the Board of Directors, and thereafter shall be maintained at zero at the end of the fiscal.

The incentive bonus shall be paid to the Employee within 21 business days after the approval of the last year’s audited financial reports by the Shareholders Meeting of the Company have been made.

In the event of any dispute between the Company and the Employee as to the interpretation of this Section 4-2 or the calculation of the foregoing incentive bonus, such dispute shall be resolved by the Independent Auditors and such resolution shall be final and binding on the Company and the Employee.

Section Five: the Employee’s Other Benefits

1.	Vacation

The Employee shall be entitled to four weeks of paid annual vacation with the approval of Executive Committee of the Board of Directors.

2.	Free Housing

The Company shall provide housing in Yulin City for the Employee. The Company shall also bear the costs with respect to the hiring of domestic help as well as all telephone charges (other than private overseas calls which shall be the responsibility of the Employee) and all other running costs such as utilities, electricity, fuel, lighting, water and maintenance of the premises.

3.	Car

The Company shall provide the Employee with the use of a company car together with a driver for the conduct of the Employee’s duties hereunder and for the Employee’s personal use. The Company shall pay all expenses in connection with the use of the car, including road tax, insurance, maintenance and fuel. The Employee shall take good care of the car and ensure that the provisions and conditions of any insurance policy relating to it are observed and shall return the car in good condition (fair wear and tear excepted) and its keys to the Company immediately upon the cessation of his employment howsoever arising.

4.	Healthcare Plan

The Company shall arrange for membership in a healthcare plan for the Employee, the Employee’s spouse and the Employee’s children under 18 years old, whereby the Company shall bear all essential medical costs (including costs of specialist treatment and hospitalization costs, but only if requested by physicians) incurred by the Employee, the Employee’s spouse and the Employee’s children under 18 years old.

5.	Other Benefit and Compensation Plans

The Employee shall be entitled to all other benefits and compensation as the Board of Directors of the Company shall determine from time to time.

6.	Life and Disability Insurance

The Company shall arrange term life and disability insurance cover for and shall pay the premium for such cover for the Employee in an insured amount up to a maximum of US$1 million, inclusive of life insurance of death or disability benefit coverage provided to the Employee under any other benefit plans or arrangements of the Company. The Company shall not be responsible for any payment of premium for any investment linked term life and disability insurance policies or products.

Section Six: Certain Representations, Warranties and Covenants

1.	Related Company Positions

The Employee represents, warrants and agrees that:

(1)	the Employee and members of the Employee’s immediate family do not and will not have any financial interest directly or indirectly (including through any entity in which the Employee or any member of the Employee’s immediate family has a position or financial interest) in any transactions with the Company or any of its subsidiaries or affiliates;

(2)	The Company shall not engage in any business matters whatsoever with Yuchai America Company; and

(3)	The Employee shall inform the Board of Directors of the Company of any transactions with the Company or any of its subsidiaries or affiliates in which senior officers, including but not limited to the Employee, of the Company have a financial interest, and shall take reasonable steps, including due inquiry and investigation, to ensure that there are no such transactions.

2.	Management

The Employee acknowledges and agrees to execute resolutions made by the Shareholders’ Meeting and Board Meeting, carry out the Corporate Governance Guidelines and report to the Board of Directors of the Company of the result on the execution of the Corporate Governance Guidelines. The Employee agrees that the Board of Directors of China Yuchai International Ltd. shall be entitled to appoint, from time to time, relevant personnels to supervise the finance operations of the Company.

Section Seven: Discounts Rebates or Commissions

Subject to any regulations issued by the Company or the Company which may be applicable to the Employee, the Employee shall not be entitled to receive or obtain directly or indirectly any discount, rebate or commission in respect of any sale or purchase of goods effected or other business transacted (whether or not by the Employee) by or on behalf of The Company or any of its subsidiaries or affiliates, and if the Employee (or any firm or company in which the Employee is interested) shall obtain any such discount, rebate or commission, the Employee shall account to the Company for the amount received by the Employee (or the proportionate amount received by any such firm or company to the extend of the Employee’s interest therein).

Section Eight: Termination

1.	This Agreement will terminate automatically upon situations where the Employee loses his civil rights or incapacitated of such appointment or prohibited under the laws of such appointment;

2.	Termination by the Employee

Notwithstanding anything herein to the contrary, the Employee may, by providing the Company with six (6) months advance written notice, terminate this Agreement effective as of the expiration of such six (6) months period. The Company may terminate this

Agreement by providing the Employee with written notice before the expiration of such six months period. The Employee shall cooperate with the Company to complete hand-over works.

3.	Termination by the Company

Notwithstanding anything herein to the contrary, the Company may, by providing the Employee with sixty (60) days advance written notice, terminate this Agreement effective as of the expiration of such sixty (60) day period.

4.	Compensation upon Termination

In the event this Agreement is terminated in accordance with subsections 2 or 3 above, the Employee shall be entitled set forth in Section 4-1 through the end of the month in which this Agreement is terminated.

5.	Notwithstanding any termination of this Agreement, all stipulations under Sections 10 and 12 shall still be effective and enforceable.

Section Nine: Financial Penalty

If during the term of this Agreement, the Employee fails to comply with the terms of this Agreement or the corporate governance requirements of the Articles in the Articles of Association of the Company, including, but not limited to, acting against the specific instructions of the Board of Directors of the Company (each a “Penalty Breach”), the Board of Directors of the Company shall determine the penalties for the Employee.

Notwithstanding the foregoing, the Employee shall not be deemed to have made a Penalty Breach unless and until there shall have been delivered to the Employee a copy of a resolution or unanimously consent duly adopted by the affirmative vote of not less than a simple majority of the entire incumbent membership of the Board of Directors of the Company at a meeting of such Board of Directors called and held (after reasonable notice to the Employee and an opportunity for the Employee, together with the Employee’s counsel, to be heard before such Board of Directors) for the purpose of determining whether the Company has just cause to impose a financial penalty on the Employee.

Section Ten: Not-Disclosure

The Employee shall not at any time during or after the term of this Agreement, disclose, use, transfer or sell, except in the course of employment with the Company, any confidential information or proprietary data of The Company or any of its subsidiaries and affiliates (in particular lists or details of customers of the Company (both current and those who were customers during the previous five years)) so long as such information or proprietary data remains confidential and has not been disclosed or is not otherwise in the public domain, except as required by law or pursuant to legal process. Upon termination of the Employee’s employment for any reason whatsoever, the Employee shall deliver to the Board of Directors of the Company documents (including correspondence, lists of clients or customers, notes, memoranda, plans and other documents of whatsoever nature) made or compiled by or delivered to the Employee during the Employee’s appointment hereunder and concerning the business, finances or affairs of the Company and its subsidiaries and affiliates.

Section Eleven: Non-Competition Agreement

1.	Without consent of the Board of Directors of the Company, during the term of the Employee’s employment with the Company, the Employee shall not directly or indirectly be employed by other business entities or participate in any other business activities, and shall not held any financial interests in any other business entities, if the Board of Directors reasonably determines:

(1)	such business entities carry on businesses that are in competition or in the tendency of competing with the businesses carried on by the Company or any of its subsidiaries or affiliates;

(2)	association with such business entities will damage the reputation of the Company;

(3)	Employed by such business entities will weaken the normal fulfillment of the Employee’s duties in his capacity as the Chief Executive Officer.

2.	Without prior consent of the Board of Directors, upon the termination of the Employee’s employment for any reason whatsoever, the Employee shall not for a period of 2 years thereafter:

(1)	personally or through representatives participates in any businesses (any types) that are in direct competition or in conflicts with the businesses of the Company or any of its subsidiaries or affiliates;

(2)	Directly or indirectly employed by or participated in business entities (any types) that are direct competitors of the Company or any of its subsidiaries or affiliates, as administrative staff, technical staff, consultant or in any other capacities.

3.	The Employee must strictly comply with the Non-Disclosure provisions of this Agreement, shall not participate in activities that are or suspecting of being in conflicts with the interests of the Company. The above-mentioned activities include, but not limited to:

(1)	in pursuing personally interests, deliberately or due to severe negligence, damage the interests of the Company;

(2)	activities such as accepting or be given excessively expensive gifts, excess payment of public relation expenses, which may have adverse effects and damages the reputation of the Company;

(3)	recruit the Employee’s direct relatives into the Company without proper disclosure of such relationships;

(4)	Without authorization, communicate with business entities or individuals other than the Company, in relation to non-disclosure information of the Company, such as, prices, costs, customer relations, sales and marketing etc.

(5)	engages in any other activities that may have adverse effects or damages the legitimate interests of the Company;

(6)	Except otherwise specified in the Articles of Association of the Company or approved by the Board of Directors of the Company, the Employee shall not contract or trade with the Company;

(7)	shall not engage personally or for others in the same type of business activities as those engaged by the Company or engage in such activities which damage the interests of the Company;

(8)	Shall not take advantage of the employment in gaining or accepting commercial opportunities that should have belonged to the Company, for himself or others.

Section Twelve: Applicable Laws

1.	This Agreement is governed by, is to be construed, enforced and terminated, explained and amended, in accordance with the laws of the PRC.

2.	Any dispute, controversy or claim arising out of or in relation to this Agreement shall be negotiated and resolved by the parties. When it is unresolved by negotiation, any party may apply to Labor Dispute Arbitration Committee for settlement by arbitration.

Section Thirteen: Notice

1.	All notices, requests and other communications under this Agreement shall be in writing;

2.	Any above-mentioned notices, requested or other communications shall be delivered to the valid Registered Address of the Company or ordinary working or any other appropriate addresses of the Chief Executive Officer. The above-mentioned notices, requested or other communications shall be regarded as formally made and effective if it fits one of the following criteria:

3.	If it is delivered in person, it shall be regarded as formally made upon arrival at the specified address;

4.	If it is delivered by mail, it shall be regarded as formally made 5 working days after its delivery date.

5.	If it is delivered by facsimile, it shall be regarded as formally made upon the sending of the facsimile.

Section Fourteen: Miscellaneous

1.	If the provisions under this Agreement are in contradiction with the Articles of Association of the Company, the Articles of Association prevails, except otherwise specified in the laws.

2.	This Agreement constitutes the entire understanding between the Company and the Employee relating to the employment of the Employee by the Company, and supersedes and cancels all prior written and oral agreements and understandings with respect to the subject matter of this Agreement. No amendments shall be made to this Agreement unless the amendments are agreed to in writing and signed by the parties. This Agreement shall be binding upon and shall inure to the benefit of the Employee, the Employee’s heirs, executors, administrators and beneficiaries, and the Company and its successors, subject to the terms and conditions set forth herein.

3.	This Agreement is written in both Chinese and English. Both languages are equally authentic.

4.	Parties shall negotiate and determine upon issues that are not specified in this Agreement.

5.	This Agreement shall be effective upon the signing and stamping by the parties.

6.	This Agreement shall be signed in two counterparts in both Chinese and English, each of which shall be deemed an original and held by each of the parties.

Guangxi Yuchai Machinery Co., Ltd	Wang Jianming

Signed by The Legal Repr. or Authorized Repr.:	Signed By: (Gao Jialin)